VIA EDGAR SUBMISSION

January 26, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger Jennifer Thompson Bradley Ecker Geoffrey Kruczek

Re:	Yellowstone Midco Holdings II, LLC Registration Statement on Form S-1 Registration File No. 333-291581

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, Yellowstone Midco Holdings II, LLC (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on January 28, 2026, or as soon thereafter as is practicable.

Please contact Kevin M. Frank at (312) 862-3373 or, in his absence, Ashley Sinclair at (312) 862-3928, both of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

YELLOWSTONE MIDCO HOLDINGS II, LLC

By:	/s/ Dirk Wallinger
Name: Dirk Wallinger
Title: Chief Executive Officer

cc:	Dirk Wallinger, Chief Executive Officer, Yellowstone Midco Holdings II, LLC

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Kevin M. Frank, Kirkland & Ellis LLP

Ashley Sinclair, Kirkland & Ellis LLP

Michael Kaplan, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP

Steven Glendon, Davis Polk & Wardwell LLP